UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                       Bogen Communications International, Inc.
                       ----------------------------------------
                                   (Name of Issuer)

                       Common Stock, $0.001 Par Value Per Share
                       ----------------------------------------
                            (Title of Class of Securities)

                                     097189 10 4
                      -----------------------------------------
                                    (CUSIP NUMBER)

                                    James G. Dinan
                               Dinan Management, L.L.C.
                             350 Park Avenue, 25th Floor
                                  New York, NY 10022
                                    (212) 377-2020

                                   WITH COPIES TO:
                               Richard P. Swanson, Esq.
                               Thelen Reid & Priest LLP
                                 40 West 57th Street
                                  New York, NY 10019
                                    (212) 603-6783
                      -----------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  November 19, 1998
                      -----------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     SCHEDULE 13D

           CUSIP NO.  097189 10 4               Page  2  of  18  Pages
                      -----------                    ---     ---

           ------------------------------------------------------------------
              1     NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    James G. Dinan
           ------------------------------------------------------------------
              2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                                      (b) [X]
           ------------------------------------------------------------------
              3     SEC USE ONLY

           ------------------------------------------------------------------
              4     SOURCE OF FUNDS*

                         AF
           ------------------------------------------------------------------
              5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

           ------------------------------------------------------------------
              6     CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.
           ------------------------------------------------------------------
                            7   SOLE VOTING POWER
              NUMBER OF
                                     0
               SHARES     ---------------------------------------------------
                            8   SHARED VOTING POWER
            BENEFICIALLY
                                     1,090,643 shares
              OWNED BY    ---------------------------------------------------
                            9   SOLE DISPOSITIVE POWER
                EACH
                                     0
             REPORTING    ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
            PERSON WITH
                                     1,090,643 shares
           ------------------------------------------------------------------
             11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                         1,090,643 shares
           ------------------------------------------------------------------
             12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       [ ]

           ------------------------------------------------------------------
             13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         16.4%
           ------------------------------------------------------------------
             14     TYPE OF REPORTING PERSON*

                         IN
           ------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP No.  097189 10 4               PAGE  3  of  18  PAGES
                      -----------                    --     ---

           ------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  York Select, L.P.
           ------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                      (b) [X]
           ------------------------------------------------------------------
             3    SEC USE ONLY

           ------------------------------------------------------------------
             4    SOURCE OF FUNDS*

                       WC
           ------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                          [ ]

           ------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
           ------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    44,116 shares
              SHARES     ----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
            OWNED BY     ---------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
              EACH
                                    44,116 shares
            REPORTING    ---------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    0
           -------------------------------------------------------------------
             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       44,116 shares
           -------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]

           -------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.7%
           -------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON*

                       PN
           -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP No.  097189 10 4               PAGE  4  OF  18  PAGES
                      -----------                    --      --

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  York Investment Limited
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS*

                       WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Commonwealth of the Bahamas
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    592,612 shares
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY     ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    592,612 shares
            REPORTING     ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    0
           -------------------------------------------------------------------
             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       592,612 shares
           -------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]

           -------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.9%
           -------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON*

                       CO
           -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP N0.  097189 10 4               PAGE  5  OF  18  PAGES
                      -----------                    --      --


             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  York Capital Management, L.P.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                        (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS*

                       WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    344,015 shares
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    344,015 shares
            REPORTING    -----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    0
           -------------------------------------------------------------------
             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       344,015 shares
           -------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
           -------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.2%
           -------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON*

                       PN
           -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP No.  097189 10 4               PAGE  6  OF  18  PAGES
                      -----------                    --     ---


             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  The James G. Dinan Foundation, Inc.
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                        (b) [X]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS*

                       WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                       New York
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    16,000 shares
              SHARES     -----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                     0
             OWNED BY    -----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                     16,000 shares
            REPORTING   -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                     0
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       16,000 shares
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [ ]
           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.2%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON*

                       CO
           -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP No.  097189 10 4               PAGE  7  OF   18  PAGES
                     ------------                    --       --

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Katherine Alexandra Dinan Trust
           -------------------------------------------------------------------
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                        (b) [X]
           -------------------------------------------------------------------
             3   SEC USE ONLY

           -------------------------------------------------------------------
             4   SOURCE OF FUNDS*

                      WC
           -------------------------------------------------------------------
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
           -------------------------------------------------------------------
             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
           -------------------------------------------------------------------
                          7   SOLE VOTING POWER
            NUMBER OF
                                   1,000 shares
              SHARES     -----------------------------------------------------
                          8   SHARED VOTING POWER
           BENEFICIALLY
                                   0
             OWNED BY    -----------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
               EACH
                                   1,000 shares
            REPORTING    -----------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                   0
           -------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,000 shares
           -------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                    [ ]
           -------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Less than 0.1%
           -------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                      OO
           -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


           CUSIP NO.  097189 10 4               PAGE  8  OF  18  PAGES
                      -----------                    --     ---


             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Zachary Miller Dinan Trust
           -------------------------------------------------------------------
             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                        (b) [X]
           -------------------------------------------------------------------
             3   SEC USE ONLY

           -------------------------------------------------------------------
             4   SOURCE OF FUNDS*

                      WC
           -------------------------------------------------------------------
             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

           -------------------------------------------------------------------
             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                      New York
           -------------------------------------------------------------------
                          7   SOLE VOTING POWER
            NUMBER OF
                                   3,000 shares
              SHARES     -----------------------------------------------------
                          8   SHARED VOTING POWER
           BENEFICIALLY
                                   0
             OWNED BY    -----------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
               EACH
                                   3,000 shares
            REPORTING    -----------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                   0
           -------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,000 shares
           -------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                    [ ]
           -------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Less than 0.1%
           -------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON*

                      OO
           -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 9 of 18 Pages


          Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 amends the Schedule 13D of James G. Dinan, dated December 5, 1997, with respect to the common stock, par value $.001 per share (the "Common Stock"), of Bogen Communications International, Inc., a Delaware corporation (the "Company").

          Often than as supplemented by the information contained herein and in the Amendment No. 1 to Schedule 13D of James G. Dinan dated July 30, 1998 ("Amendment No. 1"), this schedule 13D remains unamended, and the information previously disclosed continues to be applicable.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
                    --------------------------------------------------

                    The source of funds used by York Investment was working capital. The aggregate amount of funds used to purchase such securities was $232,557.

                    The source of funds used by York Capital Management, L.P. ("York Capital") was working capital. The approximate aggregate amount of funds used to purchase such securities was $216,000.

                    The source of funds used by the Foundation was working capital. The approximate aggregate amount of funds used to purchase such securities was $54,000.

                    The source of funds used by the Managed Accounts was funds on deposit in the brokerage accounts of the investors for which the purchases were effected. The approximate aggregate amount of funds used to purchase such securities was $229,214.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
                    ------------------------------------

                    (a) (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons Common Stock of the Issuer as of the date hereof is as follows:

               (i) Dinan may be deemed the beneficial owner of 1,090,643 shares of Common Stock which would represent in the aggregate 16.4% of the Common Stock of the Issuer as a result of his being a Senior Managing Director, Member and holder of a ninety-nine percent (99%) interest in Dinan Management and the President and holder of a ninety-nine percent (99%) interest in DMC, Sub-manager for York Investment, a member of the Board of Directors of the Foundation, with investment discretion, Co-trustee for each of the KAD Trust and the ZMD Trust and President and sole shareholder of JGD Management, the manager of the Managed Accounts. Dinan does not beneficially own any shares of Common Stock of the Issuer other than through such positions.

                                                           Page 10 of 18 Pages

               (ii) Dinan Management has purchased no shares of Common
                    Stock of the Issuer solely for its own account. However, by reason of its interest as General Partner of York Capital and York Select, Dinan Management may be deemed to have indirect beneficial ownership of 388,131 shares of Common Stock held by such accounts which would represent 5.8% of Common Stock of the Issuer, and thus Dinan Management may be deemed to have shared voting and dispositive power with York Capital and York Select over such shares of Common Stock.

               (iii) York Capital is the direct beneficial owner of 344,015 shares of Common Stock which represents 5.2% of the Common Stock of the Issuer.

               (iv) York Select is the direct beneficial owner of 44,111
                    shares of Common Stock which represents 0.7% of the Common Stock of the Issuer.

               (v) York Investment is the direct beneficial owner of 592,612 shares of Common Stock which represents 8.9% of the Common Stock of the Issuer.

               (vi) The Foundation is the direct beneficial owner of 16,000 shares of Common Stock, which represents 0.2% of the Common Stock of the Issuer.

               (vii) The KAD Trust is the direct beneficial owner of 1,000 shares of Common Stock, which represents less than 0.1% of the Common Stock of the Issuer.

               (viii) The ZMD Trust is the direct beneficial owner of 3,000 shares of Common Stock, which represents less than 0.1% of the Common Stock of the Issuer.

               The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13b-3 under the Securities Exchange Act of 1934, as amended.

               (c) Transactions in the class of Securities reported on herein effected within the last sixty (60) days or since the filing of Amendment No. 1 by York Capital. Such transaction was an open market purchase of Common Stock.

                              NO. OF       PRICE
               DATE           SHARES    PER SHARE      TOTAL
               ----           ------    ---------      -----

               11/19/98       40,000      $5.40        $216,000

               Transaction in the class of Securities reported on herein effected within the last sixty (60) days or since the filing of Amendment No. 1 by York Investment. Such transactions were open market purchases of Common Stock.

                                                           Page 11 of 18 Pages

                              NO. OF                 PRICE
               DATE           SHARES              PER SHARE      TOTAL
               -----          ------              ---------      -----
               8/3/98          21,900                $8.15       $178,559
               8/5/98          2,000                 $7.83       $ 15,658
               8/6/98          5,000                 $7.68       $ 38,340

               Transaction in the class of Securities reported on herein effected in the last sixty (60) days or since the filing of Amendment No. 1 by the Foundation. Such transaction was an open market purchase of Common Stock.

                              NO. OF                 PRICE
               DATE           SHARES              PER SHARE      TOTAL
               ----           ------              ---------      -----

               11/19/98         10,000              $5.40        $54,000

               Transactions in the class of Securities reported on herein effected in the last sixty (60) days or since the filing of Amendment No. 1 on behalf of the Managed Accounts. Such Transactions were open market purchases of Common Stock.

                              NO. OF                 PRICE
               DATE           SHARES              PER SHARE      TOTAL
               ----           ------              ---------      -----

               7/27/98        10,000                 $7.79       $77,900
               7/28/98        10,900                 $7.95       $84,963
               7/29/98         1,600                 $7.75       $12,396
               7/31/98         6,600                 $8.18       $53,995


               (d)  Not applicable.

               (e)  Not applicable.

                                                           Page 12 of 18 Pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998



                                        York Capital Management, L.P.

                                        Dinan Management, L.L.C.

                                        By: /s/ James G. Dinan
                                            ______________________________
                                            James G. Dinan
                                            Senior Managing Director

                                                           Page 13 of 18 Pages

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998



                                        York Select, L.P.

                                        Dinan Management, L.L.C.

                                        By: /s/ James G. Dinan
                                            _______________________
                                            James G. Dinan
                                            Senior Managing Director

                                                           Page 14 of 18 Pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998




                                        By: /s/ James G. Dinan
                                            ____________________________
                                            James G. Dinan

                                                           Page 15 of 18 Pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998



                              York Investment Limited

                              Dinan Management Corporation, Sub-Manager

                              By: /s/ James G. Dinan
                                  _______________________________________
                                  James G. Dinan
                                  President

                                                           Page 16 of 18 Pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998



                                        The James G. Dinan Foundation, Inc.



                                        By: /s/ James G. Dinan
                                            _______________________________
                                            James G. Dinan
                                            President

                                                           Page 17 of 18 Pages


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998



                                        The Katherine Alexandra Dinan Trust



                                        By: /s/ James G. Dinan
                                            ____________________________
                                            James G. Dinan
                                            Co-Trustee

                                                           Page 18 of 18 Pages


          SIGNATURES
          ----------


               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.


          Dated:  December 8, 1998


                                        The Zachary Miller Dinan Trust



                                        By: /s/ James G. Dinan
                                            _____________________________
                                            James G. Dinan
                                            Co-Trustee